[vyyo LOGO]

June 1, 2007

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:	Vyyo Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed April 2, 2007
File No. 000-30189

Dear Mr. Spirgel:

On May 31, 2007, Vyyo Inc. (the “Company”) filed its response to the comments raised in your letter to the Company dated April 26, 2007 (the “Comment Letter”).  As requested in your Comment Letter, please be advised that the Company acknowledges that:

a.             The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “SEC”);

b.             Comments from the SEC staff or changes in the Company’s disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Company’s filings; and

c.             The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to call me at 678.282.8011 if you have any further questions or would like additional information regarding these matters.

Sincerely,

/s/ Tashia L. Rivard

Tashia L. Rivard

General Counsel